Sub-Item 77D: Policies with respect to security investments
Change in Investment Policy for the Ultra-Small Company Fund

At a meeting of the Board of Directors (the "Board") of Bridgeway Funds, Inc. held on January 13, 2012, the Board approved changes to the definition of "ultra-small companies" used by the Ultra-Small Company Fund so that such revised definition is as follows: (i) companies that have a market capitalization the size of the smallest 20% of companies listed on the New York Stock Exchange; or (ii) companies with a capitalization that falls within the range of capitalization of companies included in the Cap-Based Portfolio 9 Index or the Cap-Based Portfolio 10 Index as defined by the University of Chicago's Center for Research in Security Prices ("CRSP").